July 24, 2015

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:    Ply Gem Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed March 13, 2015
File No. 1-35930
Form 10-Q for the quarter ended April 4, 2015
Filed May 7, 2015
File No. 1-35930

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company” or “Ply Gem”), I am writing in response to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 23, 2015 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2014 (File No. 1-35930) and quarterly report on Form 10-Q for the quarter ended April 4, 2015 (File No. 1-35930).

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter above the Company’s corresponding response.

Form 10-Q for the period ended April 4, 2015

Consolidated Financial Statements

10. Income Taxes, page 26

1.
We read and appreciate the additional information you provided in your response to the comment in our letter dated June 10, 2015. Based on the material impact that the expense you recorded related to the Tax Receivable Agreement had on your results, we believe you should expand your disclosures in future filings to provide a more comprehensive discussion of the factors you considered in determining the expense you recorded, similar to some of the information you provided in your response.

Response

The Company will include in future filings with the Commission a more comprehensive discussion of the factors and assumptions the Company considered in deriving the Tax Receivable Agreement liability adjustment.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (919) 677-4019.

Very truly yours,

/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President, Chief Financial Officer,
Treasurer and Secretary